                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO Rule 13d-2(a)

                            (Amendment No. ______)



                         Property Capital Trust, Inc.
-------------------------------------------------------------------------------
                               (Name of issuer)

                    Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of class of securities)


                                   74343M102
                                (CUSIP number)

                               Mr. Arthur Altman
                            c/o Lane Altman & Owens
                              101 Federal Street
                               Boston, MA 02110
                                (617) 345-9800
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 May 28, 1999
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box   [_] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 7 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74343M102                                                 Page 2 of 7 Pages
------------------------------------------------------------------------------------------
    1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

               DNB Corporation
------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                                (b) [_]

------------------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts
------------------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

  SHARES            51,543
               ---------------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

 OWNED BY           0
   EACH        ---------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
REPORTING
                    51,543
 PERSON        ---------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
  WITH
                    0
------------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               51,543
------------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                                [_]
------------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.7%
------------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON *

               CO
------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74343M102                                                 Page 3 of 7 Pages
------------------------------------------------------------------------------------------
    1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

               Arthur D. Altman
------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                                (b) [_]

------------------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO
------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
------------------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER

  SHARES            51,543
               ---------------------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

 OWNED BY           0
   EACH        ---------------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
REPORTING
                    51,543
 PERSON        ---------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
  WITH
                    0
------------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               51,543
------------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                                [X]
------------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.7%
------------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON *

               IN
------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 7 Pages

Item 1.   Security of the Issuer.
          ----------------------

     The securities to which this statement relates are the Common Stock, par value $.01 per share (the "Common Stock"), of Property Capital Trust, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 177 Milk Street, Boston, Massachusetts 02109.

Item 2.   Identity and Background.
          -----------------------

     This statement is being filed jointly on behalf of DNB Corporation, a Massachusetts corporation (the "Corporation"), and Arthur D. Altman, who owns approximately 80% of the issued and outstanding shares of the Corporation and is the president, the treasurer and a director of the Corporation (collectively, the "Reporting Persons"). The business address or principal office address of the Corporation is as follows: 101 Federal Street, Boston, Massachusetts 02110. The principal business of the Corporation is investment.

     The names, business or residence addresses and present principal occupations and the name and principal business address of the employer of each executive officer and director of the Corporation and controlling person are set forth below:

          Arthur D. Altman is an attorney. He is a partner at Lane Altman & Owens LLP located at 101 Federal Street, Boston, Massachusetts 02110.

          Kenneth Sheiffer is a director of the Corporation and is self employed. His residence address is 36 Hillside Drive, Wayland, MA 01778.

     During the last five years, neither any of the Reporting Persons nor Mr. Sheiffer has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Each of Messrs. Altman and Sheiffer is a citizen of the United States.

     The Reporting Persons are filing this statement because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                                              Page 5 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On May 26, 1999, Framingham York Associates Limited Partnership, a Massachusetts limited partnership ("FYA"), purchased an aggregate of 319,489 shares of Common Stock of the Company in exchange for $1 million in cash. Immediately following such purchase, FYA distributed such shares to its partners based on their pro rata percentage interests in FYA. The Corporation was a limited partner of FYA and received 51,543 shares of the Common Stock of the Company (the "Securities"), representing its pro rata percentage interest in FYA, in such distribution.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons acquired the Securities for investment purposes.
From time to time, the Reporting Persons or Mr. Sheiffer may acquire additional shares of Common Stock of the Company or may dispose of the Securities, depending on various factors, including, but not limited to, general economic and business conditions, monetary and stock market conditions and future developments affecting the Reporting Persons, Mr. Sheiffer or the Company. Except as set forth above, the Reporting Persons do not have any present plan or proposal to take any action enumerated in the instructions to Item 4 of Schedule 13D under the Exchange Act.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)  Amount Beneficially Owned:

          As of the date hereof, the Corporation directly owns 51,543 shares of Common Stock of the Company. Based upon there being approximately 479,226 shares of Common Stock outstanding (includes the number of shares directly and beneficially owned by the Corporation), the Corporation directly and beneficially owns approximately 10.7% of such outstanding shares.

          As of the date hereof, Mr. Altman is deemed the beneficial owner of the Securities acquired by the Corporation in the distribution discussed in item 3 above, or an aggregate of 51,543 shares of Common Stock of the Company. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Altman disclaims beneficial ownership of the Securities except to the extent of his pecuniary interest therein.

     (b) The responses of the Reporting Persons to Items 7 through 11 of the cover pages to this statement relating to the beneficial ownership of shares of Common Stock of the Company are incorporated herein by reference.

     (c) Other than as otherwise described herein, neither the Reporting Persons nor Mr. Sheiffer has effected any transactions in the Common Stock of the Company during the preceding 60 days.

                                                              Page 6 of 7 Pages

     (d)  Not applicable

     (e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     None

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     None
                                  *    *    *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                                              Page 7 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: June 9, 1999



DNB CORPORATION


By: /s/ Arthur D. Altman
    ----------------------
    Name: Arthur D. Altman
    Title: President


/s/ Arthur D. Altman
____________________________________
Arthur D. Altman